UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Clarke, Robert L.
   Bracewell & Patterson
   2900 Pennzoil Place
   711 Louisiana
   Houston, TX  77002
2. Issuer Name and Ticker or Trading Symbol
   Centex Construction Products, Inc. (CXP)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   07/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     3,000          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $12.0000                                                                                07/11/04
(right to buy)
Non-Qualified Stock Option     $22.5000        06/26/00       A     V   3,000                             (1)          06/26/10
(right to buy)
Non-Qualified Stock Option     $34.9063                                                                                04/28/09
(right to buy)
Non-Qualified Stock Option     $36.5625                                                                                04/01/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option     06/26/00  Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   3,000                     3,000         D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares will vest over a three year period when the Company first achieves certain specified two-year average operating earnings and return on average net assets goals, with 1/3 of the shares vesting as of March 31 of the fiscal year in which the Company first achieves such financial goals and 1/3 of the shares vesting on each of the first and second anniversaries of such date.  As of each vesting date, optionee must still be employed by the Company in order for vesting to occur.  Any unvested shares will vest automatically on the date that is nine years and nine months following the date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Clarke, Robert L.
DATE 07/28/00